SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C.  20549

                               SCHEDULE 13D
                Under the Securities Exchange Act of 1934

                             (Amendment No. 34)

                    AMPAL - AMERICAN ISRAEL CORPORATION
        _____________________________________________________________
                             (Name of Issuer)

                  Class A Stock, par value $1.00 per share
        _____________________________________________________________
                      (Title of Class and Securities)

                                032015 10 9
        _____________________________________________________________
                  (CUSIP Number of Class of Securities)

                         Yoram Weissbrem, Secretary
                             Bank Hapoalim B.M.
                          50 Rothschild Boulevard
                           Tel Aviv 61000, Israel
                               972-3-5673333
        _____________________________________________________________
         (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                              December 11, 1996
        _____________________________________________________________
                      (Date of Event which Requires
                        Filing of this Statement)

         If the filing person has previously filed a statement on
         Schedule 13G to report the acquisition which is the
         subject of this Statement because of Rule 13d-1(b)(3) or
         (4), check the following:               ( )

        Check the following box if a fee is being paid with this
        Statement:                               ( )



                               SCHEDULE 13D

   CUSIP No. 032015 10 9
   _________________________________________________________________
   (1)  NAMES OF REPORTING PERSONS
        S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

        BANK HAPOALIM B.M.
   _________________________________________________________________
   (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                         (a)  ( )
                                                         (b)  ( )
   _________________________________________________________________
   (3)  SEC USE ONLY

   _________________________________________________________________
   (4)  SOURCE OF FUNDS

   _________________________________________________________________
   (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2(e)                    (  )

   _________________________________________________________________
   (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
        ISRAEL
  __________________________________________________________________
                                   (7)  SOLE VOTING POWER
         NUMBER OF                      6,258,639*
          SHARES                 ___________________________________
       BENEFICIALLY                (8)  SHARED VOTING POWER
         OWNED BY                       0
           EACH                  ___________________________________
         REPORTING                 (9)  SOLE DISPOSITIVE POWER
          PERSON                        6,258,639*
           WITH                  ___________________________________
                                  (10)  SHARED DISPOSITIVE POWER
                                        0
   _________________________________________________________________
   (11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        6,258,639*
   _________________________________________________________________
   (12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
        SHARES                                      (  )

   _________________________________________________________________
   (13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
        26%*
   _________________________________________________________________
   (14) TYPE OF REPORTING PERSON
        BK
   _________________________________________________________________
   * Assuming conversion of the shares of 6-1/2% Preferred and 4% Preferred owned by the Bank.


               This statement constitutes Amendment No. 34 to the Statement on Schedule 13D (the "Schedule 13D") filed with the Securities and Exchange Commission by Bank Hapoalim B.M. (the "Bank") in connection with its beneficial ownership of shares of Class A Stock ("Class A Stock") of Ampal-American Israel Corpora-tion, a New York corporation ("Ampal").

               Unless otherwise defined, capitalized terms used herein shall have the meanings ascribed to them in the Schedule 13D.

     Item 4.  PURPOSE OF TRANSACTION.

     Item 4 is hereby amended and supplemented by adding the following:

               On December 11, 1996, the Bank and Ampal entered into an Exchange Agreement (the "Exchange Agreement") pursuant to which the Bank exchanged with Ampal all of the 3,000,000 shares of Ampal Common Stock held by the Bank for 3,000,000 shares of Class A Stock.

               Pursuant to the Exchange Agreement, Ampal agreed to recommend to its shareholders at the next meeting of Ampal's shareholders that they vote in favor of an amendment to Ampal's Restated Certificate of Incorporation, as amended ("Ampal's Certificate of Incorporation"), providing for (i) the removal and elimination of the Common Stock from Ampal's authorized shares, and (ii) the cancellation of any reference to the Common Stock in Ampal's Certificate of Incorporation.

               The Bank and Rebar Financial Corp., a company incorpo-rated under the laws of the British Virgin Islands ("Rebar"), that holds, as of December 11, 1996, approximately 31.1% of Ampal's outstanding shares of Class A Stock, have reached an under-standing that the Election Shareholder Meeting, to take place, as previously reported by the Bank, no later than March 31, 1997 pursuant to the Stock Purchase Agreement, dated May 12, 1996, among the Bank, Atad Hevra Lehashkaot Limited, a wholly owned subsidiary of the Bank ("AHL"), Rebar, Daniel Steinmetz,
     Benjamin Steinmetz and Raz Steinmetz (the "Stock Purchase Agree-ment"), will take place in May 1997 as part of Ampal's 1997 annual shareholders' meeting.

     Item 5.   INTEREST IN SECURITIES OF THE ISSUER.

     Item 5 is hereby amended and supplemented by adding the following:

               As of the date hereof, the Bank beneficially owns and has sole power to direct the vote and the disposition of 6,258,639 shares of the Class A Stock constituting 26% of the outstanding shares of the Class A Stock (based on the number of outstanding shares of the Class A Stock as reported to the Bank by Ampal and assuming conversion of the shares of 6-1/2% Preferred and 4% Preferred owned by the Bank).

                As previously reported by the Bank, as part of the Closing of the Stock Purchase Agreement on June 6, 1996, the Bank, on behalf of AHL, received from Rebar $11,798,583 in the aggregate (or approximately $7.87 per share) (the "Deposit Amount"), in consideration for 1,500,001 shares of either Class A Stock or Common Stock to be delivered at the Supplemental Closing (subject to the payment of additional consideration in the event that shares of the Common Stock are delivered at the Supplemental Closing). At the Supplemental Closing that took place on December 11, 1996, AHL delivered to Rebar 1,500,001 shares of Class A Stock. Upon delivery of the 1,500,001 shares of Class A Stock, Rebar authorized the release of the Deposit Amount which had been held in escrow by the Bank.

     Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATION-SHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Item 6 is hereby amended and supplemented by adding the following:

               In accordance with the Exchange Agreement described above, Ampal agreed that until such time as Ampal's Certificate of Incorporation is amended as described above, Ampal shall not
     (i) reissue, resell, transfer, distribute or take any other action with respect to any or all of the Common Stock, and (ii) issue any class of equity security that has voting rights that are preferential to the voting rights of the Class A Stock, other than preferred stock that has customary preferential voting rights with respect to the election of members of Ampal's board of directors only in the event of the nonpayment of preferential dividends. In addition, Ampal further agreed that until such time when the Bank's interest in Ampal, whether directly or through subsidiaries of the Bank, is less than 10% of the out-standing shares of the Class A Stock, Ampal shall not issue any class of equity security that has voting rights that are prefer-ential to the voting rights of the Class A Stock, other than preferred stock that has customary preferential voting rights with respect to the election of members of Ampal's board of directors only in the event of the nonpayment of preferential dividends.

     Item 7.   MATERIAL TO BE FILED AS EXHIBITS.

     Item 7 is hereby amended and supplemented by adding the following:

     Exhibit 2 --   Exchange Agreement, dated as of December 11, 1996,
                    between Ampal-American Israel Corporation and Bank
                    Hapoalim B.M.


                                   SIGNATURE

               After reasonable inquiry and to the best of its knowl-edge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                   BANK HAPOALIM B.M.

                                   By:    /s/ Yaacov Elinav
                                        Name:  Yaacov Elinav
                                        Title: Senior Deputy Managing
                                                 Director

                                   By:    /s/ Nurit Raviv
                                        Name:  Nurit Raviv
                                        Title: Advocate

     Dated: December 18, 1996